FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

THE COMPANY

1.   Name of issuer: QwikLeaf, Inc

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Neil Biafore
Dates of Board Service:	02/27/2020 - Present
Principal Occupation:	CEO
Employer:	QwikLeaf, Inc
Dates of Service:	02/27/2020 - Present
Employer's principal business:	Click-and-collect Cannabis Platform, cannabis ancillary, software development
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	CEO

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Dates of Service:	02/27/2020 - Present
Position:	Director
Dates of Service:	02/27/2020 - Present
Position:	Chairman
Dates of Service:	02/27/2020 - Present
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	QwikLeaf LLC
Employer's principal business:	Click-and-collect Cannabis Platform, cannabis ancillary, software development
Title:	CEO
Dates of Service:	04/2018 to present
Responsibilities:	Management
Employer:	Tweddle Group
Employer's principal business:	Automotive Content Development
Title:	Digital Media Specialist
Dates of Service:	07/2013 - 04/2017
Responsibilities:	Develop, deploy, manage, cloud content packages for production vehicles.

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Neil Biafore
Title:	CEO
Dates of Service:	02/27/2020 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which	

FP: ▲ truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	**6,667**	**$10,000.50**	**$9,200.46**
Maximum Amount	**356,666**	**$534,999**	**$492,199.08**

the officer served in the position or office:	
Position:	No prior positions held with company
:	
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	QwikLeaf LLC
Employer's principal business:	Click-and-collect Cannabis Platform, cannabis ancillary, software development
Title:	CEO
Dates of Service:	04/18 to present
Responsibilities:	Management
Employer:	Tweddle Group
Employer's principal business:	Automotive Content Development
Title:	Digital Media Specialist
Dates of Service:	07/2013 - 04/2017
Responsibilities:	Develop, deploy, manage, cloud content packages for production vehicles.

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	%Voting Power Prior to Offering
Neil Biafore	8,000,000 Shares of Class B Common Stock	80%

.

human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**6,667**	**$10,000.50**	**$9,200.46**
Maximum Amount	**356,666**	**$534,999**	**$492,199.08**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

QWIKLEAF, INC.


QwikLeaf
ORDER
ONLINE
PICK UP
HERE

QwikLeaf


QwikLeaf
Leaf.com
ORDER
ONLINE
THE FIRST
CANNABIS LOCKER
DELIVERY NETWORK
QwikLeaf is a leader in the cannabis package management industry, offering customizable indoor, outdoor and electronic, self-service delivery lockers for communities nationwide. We simplify and secure the delivery and retrieval of cannabis packages for communities.

EXECUTIVE SUMMARY

Click-and-collect Cannabis Technology

QwikLeaf, Inc. ("we," "us," or the "Company") is a cannabis technology company launching our click-and-collect platform (QwikCollect) to vendors and customers. We will provide accessible buy online pick-up in-store (BOPIS)

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

and home delivery technology for customers to access dispensary inventory, place an order, and pick up their order or receive it at home. This will remove queues and cut time wasted in the current dispensary buying process. Our Platform achieves this through hardware, software, and logistics solutions that can be implemented immediately, safely, and securely.

Problem

Problems plaguing the legal cannabis retail industry across the United States include long lines and regulations that complicate the customer service experience. QwikLeaf speeds up the existing cannabis retail ecosystem.

In the cannabis retail market, product delivery time is important to both customer and retailer. The number of products a cannabis merchant can logistically sell is determined by the amount of registers, staff available, and the state allocation of customers allowed to purchase simultaneously. Cannabis retailers need better options for selling cannabis products direct to consumers fast and securely. Cannabis storefronts and their customers do not have access to click-and-collect technology. Click-and-collect would be a great addition to every cannabis retail store, but currently there is no one offering it to the cannabis sector.

First to Market Opportunity

Currently there are no click-and-collect competitors that have entered the cannabis industry. By entering the market first, we plan to secure ourselves as an original and lasting brand to the cannabis click-and-collect market share. In building our click-and-collect platform from the ground up specifically for cannabis sales, we are solidifying our dedication to giving cannabis customers and businesses the best shopping experience possible.

Products and Services;

QwikLeaf's Technology Platform allows cannabis businesses to sell more inventory and manage sales in ways that won't apply more stress to their existing business(s). Dispensaries would buy our Platform, adding to their existing POS, e-commerce, mobile app, and inventory management systems a robust click-and-collect option for customers.

QWIKCLOUD

The "QwikCloud" is our cloud-based application and brains to the QwikCollect Platform. Cannabis business owners can track, manage, control, monitor and analyze real-time data coming from the platform. The QwikCloud automates the flow of information to storerooms and external suppliers. An intuitive backend system of alerts and notifications will alert owners (or anyone designated) of orders placed, usage patterns, hardware statuses or any other important data owners require for operation of the QwikCollect Platform.

QWIKCUBE

The QwikCube allows cannabis businesses to give busy customers what they want – fast, no-lines order pick-up. Customers order and pay via mobile app or ecommerce webpage, they then receive a notification when their order is ready which contains instructions and a pick-up code. The customer can then retrieve their order from its designated QwikCube by entering their pick-up code. The QwikCube allows cannabis business owners the ability to streamline pick-up ordering adding speed and convenience.

-QWIKKIOSK

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

The QwikKiosk enables customers to access a retailer's entire inventory in real-time, while also allowing payments. This leads to limited interaction between customers and employees, boosted productivity, and a potential increase in the amount of product sold. QwikKiosk is a portal for self-checkout, price checking, promotions, coupons, and other retail incentives at the vendor's discretion.

-QWIKLOCKER

The QwikLocker is designed for secure sales both indoors and outdoors with minimal need of human interaction. The security and ease of the "QwikCollect" sales process using our QwikLocker hardware would offer more protection, allowing vendors to place customer orders at scheduled pick-up times or real-time as orders are placed. For customers, the QwikLocker provides unparalleled convenience at the dispensary and access on their schedule. Long lines and wait times facing the industry are replaced by automation and the ability for a customer to buy items on their schedule.

Market Opportunities

The market for legal cannabis sales is growing in the United States. Nine states and the District of Columbia have legalized cannabis for recreational use at various levels, with several more legalizing for medical use and others currently have legislation working through the system. There is currently $20 billion spent annually in the industry, with opportunities for that number to go up as more states introduce legislation. This is something QwikLeaf hopes to tap into and expand.

Traditional dispensaries are low-tech and crowded, creating a poor customer service experience. It has also been difficult for vendors to put in place a click-and-collect platform on site, with no click-and-collect alternatives on the market for the cannabis industry.

QwikLeaf can fill this technology void and tap into the rapidly growing interest in click-and-collect technology within the cannabis industry. By offering cannabis merchants and customers the world's first cannabis click-and-collect platform, QwikLeaf will gain first to market exposure and sales.

Competitive Advantages

QwikLeaf has the chance to break ground and lead in the cannabis industry. The ease of implementation for our Platform and its benefits create a system for both customers and vendors that has no competition. The QwikLeaf Platform offers a robust business model to vendors, maximizing sales and profits while keeping costs low for consumers.

Our Platform also allows dispensaries and vendors to keep customers, create loyalty rewards and promotional offers, and generally improve the customer service experience. By offering our unique hardware with custom software QwikLeaf has become the first Click-and-Collect company founded specifically to cater the cannabis industry needs.

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Disclose all risks here - there is no such thing as "too many risks" - this is from a LEGAL perspective, not a marketing perspective, you want to make sure you are covered

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

●   QwikLeaf is a click-and-collect technology company that profits from cannabis industry distribution and sales. The company's success is directly tied to the success of the success of the cannabis industry as a whole. Our technology is designed for use within cannabis provisioning centers, whatever state laws that transpire over the coming years will directly affect sales and the market segment available to QwikLeaf. Laws banning the sale and consumption of cannabis would make it impossible for our company to exist.

●   As a new company having been formed within the past year, we have yet to produce any physical or digital products. Investors are trusting in the CEO and executive team to execute QwikLeaf's initiatives.

●   Is there demand for our products? Click-and-collect technology has yet to fully enter into the cannabis industry. Future demand will be dependent on customer and merchant reception to click-and-collect technology being used at provisioning centers. Merchants and patients must both be happy with our products and technology.

●   More cash will be needed. Depending on the amount of securities sold QwikLeaf could need more cash to fulfill our operating needs. In the event our maximum amount is raised we may still fail without getting additional funding.

●   Given the nature of our business being involved with cannabis patient's medical history and data our company is exposed to potential failures and or fines. These issues could result from platform data security breaches, hacking, or other security issues.

●   All valuations at this stage in our company are speculative. We cannot guarantee our company is worth a specific amount.

●   The purchase price of the Shares has been arbitrarily determined and may not reflect their actual value. The purchase price of the Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

- Key Employees do not have Employment Agreements. As of the date of this Offering Statement, none of the executive management are under employment contracts. It is anticipated that upon completion of this offering key personnel will enter into employment contracts with the Company. Members of the executive management team will take draws, from time to time, and executives will become salaried once the Company has raised sufficient capital.

- We may not have adequate insurance. Adequate insurance to cover product liability claims and other risks related to our business may not be available, or available only at an unacceptable cost. There can be no assurance that we will be able to obtain adequate insurance coverage or that it can be obtained at reasonable cost. As protection against such risks, we plan to secure and maintain insurance coverage against some, but not all, potential losses. Even if our insurance is adequate and customary for our industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

- Incidents of hacking, identity theft or cyberterrorism may adversely impact our operations. Our business operations are and will continue to be dependent upon digital technologies, including information systems, infrastructure and cloud applications. The maintenance of our financial and other records is also dependent upon such technologies. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Our critical systems or the systems of our products may be vulnerable to damage or interruption from earthquakes, storms, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm the systems. Many of these systems will not be fully redundant, and disaster recovery planning cannot account for all eventualities. Deliberate attacks on, or unintentional events affecting, our systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of our proprietary data and potentially sensitive data, delays in our operations, difficulty in completing and settling transactions, challenges in maintaining our books and records, environmental damage, communication interruptions, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents or natural disasters.

- We may not be able to protect our intellectual property. We intend to explore options for protection of certain intellectual property, primarily in the form of trademarks and trade secrets but have not made any filings to date. We anticipate developing certain trade secrets and may handle trade secrets that are the property of others. We regard the legal protection of our intellectual property (and the intellectual property of others) as important to future success and will rely on a combination of trade secret laws, copyright, and trademark laws, confidentiality procedures and contractual restrictions to establish and protect our proprietary rights in products and services. There can be no assurance that the steps we take to protect our proprietary rights will prove sufficient to prevent misappropriation of such proprietary rights.

- Actual results may vary from any projection we present. We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

- QwikLeaf may be unable to attract and retain qualified employees or key personnel. QwikLeaf's future success depends on the continued services and performances of key management, consultants and advisors, and it currently does not carry key person life insurance. However, QwikLeaf plans to secure key person life insurance when such coverage is deemed financially prudent. Also, QwikLeaf' future success may further depend on QwikLeaf' ability to attract and retain additional key personnel and third-party contractual relationships. If QwikLeaf is unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

- The nature of the Company's business strategy is high-risk. Investment in the Company requires a long-term commitment with no certainty of return. The Company is in an industry that could experience financial difficulties that may never be overcome. Since the Company's business involves a high degree of risk, poor performance could severely and adversely affect total returns.

- Our future revenue and operating results are unpredictable and may fluctuate significantly. It is difficult to accurately forecast QwikLeaf revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: QwikLeaf' ability to develop and make profitable products; generate cash flow from click-and-collect services; the amount and timing of operating costs; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. QwikLeaf' operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

- If our technology or products are found to infringe the proprietary rights of others, we may be required to change our business practices or redevelop our products, and may also become subject to significant costs and monetary penalties. As our technology and products develop, we may become increasingly subject to infringement claims. We are developing proprietary technologies, processes, software, and products relating to the click-and-collect retail cannabis space. Although reasonable efforts will be taken to protect the rights to our intellectual property, the complexity of international trade secret, copyright, trademark and patent law, coupled with our limited resources and the demands of quick delivery of products and services to market, create risk that our efforts will prove inadequate. Further, the nature of the click-and-collect cannabis retail business demands that considerable detail about our innovative products be exposed to competitors. We also may license technology from third parties and it is possible that it could become subject to infringement actions based upon the technology licensed from those third parties. We will generally obtain representations as to the origin and ownership of such licensed technology; however, this may not adequately protect us. Any claims, whether with or without merit, could: be expensive and time-consuming to defend; cause us to cease making, licensing or using technology that incorporate the challenged intellectual property; require us to redesign our products, if feasible; divert management's attention and resources; and require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

- Management has broad discretion as to the use of proceeds. The net proceeds from this Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering and the Debt Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceed forecasts for the investment as business conditions may require a change of the use of these funds.

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

- Management has voting control of the Company. Due to their stock ownership and positions with the Company, the current officers will be in a position to continue to control the affairs and management of the Company after the Offering. Investors must rely entirely on our management to govern the affairs of the Company.

- Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

- Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

- If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

The purpose of this offering is for developing the first click-and-collect Cannabis Platform which includes: Software application, smart locker hardware, kiosk, and development of delivery network and infrastructure.

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

10. How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.50	$534,999.00
Less: Offering Expenses	$800.04	$42,799.92
Net Proceeds	$9,200.46	$492,199.08
Use of Net Proceeds		
Admin	$500.00	$50,000.00
Hiring	$200.00	$20,000.00
Marketing	$2,000.00	$100,000.00
Delivery Infrastructure	$2,500.00	$200,000.00
Locker Installations	$0.00	$50,000.00
General Operating Capital	$4,000.46	$72,199.08
Total Use of Net Proceeds	$9,200.46	$492,199.08

11. How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000.50. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FP: truCrowd   QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Class A Common Stock

14.   Do the securities offered have voting rights? ☑ Yes   ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No Explain:

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other Rights	
Preferred Stock (list each class in order of preference):						
CLASS A	10,000,000	0	Yes ☐ No ☑		Yes ☐ No ☐	
					Specify:	
CLASS B	10,000,000	0	Yes ☐ No ☑		Yes ☐ No ☐	
					Specify:	
Common Stock:						
CLASS A	10,000,000	350,000	Yes ☑ No ☐		Yes ☐ No ☐	
			1 share = 1 Vote		Specify:	
CLASS B	10,000,000	8,000,000	Yes ☑ No ☐		Yes ☐ No ☐	
			1 share = 10 Votes		Specify:	

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

   None

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

   None

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

   The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$13,268,368.**

The company has elected to go with a slightly more conservative valuation of $12,525,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
QwikLeaf, LLC Convertible Note investors	$211,365	20%		It is the intent of the Company to convert these notes into equity in QwikLeaf, Inc. no later than September 30, 2021

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
Jan 23, 2019	4(a)(6)	Convertible Notes	$164,500.00	

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    (1)   any director or officer of the issuer;
    (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest	Notes
QwikLeaf, LLC	Subsidiary	Reg CF Offering	$164,500.00	
Neil Biafore	CEO	Reg CF Offering	$164,500.00	(same offering as line above)

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?   ☑ Yes No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Having achieved a successful prototype hardware and software from past capital raised, investors should expect to see the entry of such products into the public for the purpose of revenue generation. Cash flow will be reasonably forecasted to begin generating upon the public launch of QwikLeaf's products.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

CONSOLIDATED FINANCIAL STATEMENTS

Qwikleaf, Inc.
For the Year Ended December 31, 2020
With Independent Accountant's Review Report

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

QWIKLEAF, INC.

Consolidated Financial Statements

For the Year Ended December 31, 2020

Contents

Independent Accountant's Review Report 2

Consolidated Financial Statements

Consolidated Balance Sheet...4
Consolidated Statements of Operations 5
Consolidated Statements of Changes in Stockholders' Equity 6
Consolidated Statements of Cash Flows..7
Notes to Consolidated Financial Statements..8

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**6,667**	**$10,000.50**	**$9,200.46**
Maximum Amount	**356,666**	**$534,999**	**$492,199.08**

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Qwikleaf, Inc.
Las Vegas, Nevada

I have reviewed the accompanying consolidated financial statements of Qwikleaf, Inc., which comprises the balance sheet as of December 31, 2020, and the related consolidated statements of income, changes in stockholders' equity, and cash flow for the period then ended, and the related consolidated notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona A Hamza

Plano, Texas
March 31, 2021

2

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

(This page intentionally left blank.)

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.

Consolidated Balance Sheet

For the Year Ended December 31,

	2020
Assets	
Current assets:	
Cash and cash equivalents *(not 1)*	$ 1,792
Total current assets	1,792
Software development costs- in process *(note 2)*	103,983
Patent *(note 3)*	-
Security deposit-Lease	500
Total assets	$ 106,275
Liabilities and Stockholders' Equity (Deficit)	
Current liabilities:	
Accrued interest	38,521
Convertible notes *(note 4)*	103,084
Total current liabilities	141,605
Convertible notes *(note 4)*	69,760
Total liabilities	211,365
Stockholders' deficit:	
Preferred stock, $0.001 par value, 25% cumulative, 20,000,000 shares, authorized 60,600 issued and outstanding *(note 5)*	61
Paid-in Capital	60,539
Common Stock, Class A $0.001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding *(note 6)*	-
Common Stock, Class B $0.001 par value, 10,000,000 shares authorized, 8,000,000 shares issued and outstanding *(note 6)*	8,000
Paid-in Capital	13,173
Retained deficit	(186,863)
Total Stockholders' deficit	(105,090)
Total liabilities and stockholders' deficit	$ 106,275

See Independent Accountant's Review Report.

4

human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.

Consolidated Statements of Operations

	December 31, 2020
Revenue	$ -
Expenses:	
Bank charges	727
Consulting services	20,675
Commission and fees	8,704
Office expenses	500
Rent	3,446
Total operating expenses	34,052
Operating Loss	(34,052)
Other income / (expense)	
SBA grant *(note 8)*	4,000
Interest expense	(38,521)
Total other income	**(34,521)**
Net loss	$ (68,573)

See Independent Accountant's Review Report.

5

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.

Consolidated Statements of Changes in Stockholders' Deficit

	Common stock, par value $.001	Paid-in Capital	Preferred stock, par value $.001	Paid-in Capital	Retained Deficit	Total
Balance at February 27, 2020 (inception)	$ -	$ -	$ -	$ -	$ -	$ -
Plus: Stockholders' Contributions	8,000	13,173	61	60,539	-	81,773
LLC losses prior year	-	-	-	-	(118,290)	(118,290)
Less: Net Loss	-	-	-	-	(68,573)	(68,573)
Balance at December 31, 2020	$ 8,000	$ 13,173	$ 61	$ 60,539	$ (186,863)	$ (105,090)

See Independent Accountant's Review Report.

6

FP: **truCrowd**

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.

Consolidated Statements of Cash Flows

	December 31, 2020
Operating activities	
Net Loss	$ (68,573)
Increase in interest payable	38,521
Increase in security deposit	(500)
Net cash used by operating activities	(30,552)
Investing activities	
Software development	(103,983)
Net cash used in investing activities	(103,983)
Financing activities	
Proceeds from convertible notes payable	69,760
Proceeds from issuance of preferred stock	60,600
Proceeds from issuance of Common Stock	3,951
Net cash provided by financing activities	134,311
Net increase in cash and cash equivalents *(note 1)*	(224)
Cash and cash equivalents at beginning of year	2,016
Cash and cash equivalents at end of year	$ 1,792

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -
Cash paid for income taxes	$ -

See Independent Accountant's Review Report.

7

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.
Notes to Consolidated Financial Statements (continued)
December 31, 2020

During the next 12 months, the Company intends to operate largely with funding from founders, and our Regulation Crowdfunding campaign, Regulation D campaign and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Independent Accountant's Review Report

9

pg. 25

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.
Notes to Consolidated Financial Statements (continued)
December 31, 2020

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end.

The Company follows the guidance promulgated by Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes, which creates a single model to address uncertainty in income tax positions and prescribes the minimum recognition threshold a taxation is required to meet before recognized in the financial statements. The Company will file a separate federal income tax return in the United States and state tax returns where applicable.

As of December 31, 2020, all of the company's transaction ran through LLC, accordingly, all of the Company is not subject to income taxes in any jurisdiction. Each member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

2. Software development costs

QwikCloud software was developed by the founder of the Company over last two years, it was finished in March 2021. The company has decided that software has indefinite life.

See Independent Accountant's Review Report.

10

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.
Notes to Consolidated Financial Statements (continued)
December 31, 2020

3. Patent

The Company has started the process of patenting their proprietary software in March 2021. Equidam has issued a valuation report as of March 30, 2021, valuating the Company at $12,525,000.

4. Convertible Notes

Future Equity Obligations: The restricted non-voting securities were issued via crowdfunding. The Campaign ended in February 2021. These securities will not earn dividend. In exchange for the payment, the Company issues to the investors the right to certain shares of the Company's capital stock. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to restrictions) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option

Convertible notes at 20% per annum payable at maturity, maturing the twenty fourth month anniversary date of the Note. The Conversion Price of the Common Stock into which the Principal Amount, or the then outstanding interest due thereon, of these notes is equal to the number of Securities that may be purchased at a 15% Share purchase discount. (also see note 6).

	December 31, 2020
Short-term convertible notes issued in 2019, maturing in 2021	$103,084
Long-term convertible notes issued in 2020, maturing in 2022	69,760

See Independent Accountant's Review Report.

11

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.
Notes to Consolidated Financial Statements (continued)
December 31, 2020

5. Preferred Stock

At December 31, 2020, the total number of preferred shares of preferred stock that the Company was authorized to issue was 20,000,00, par value $.0001, issued 60,600. Preferred shares are non-voting, and has right to dividends ahead of Common Stock shareholders. In the event of liquidity, Preferred Stock has rights ahead of Common Stock shares.

The Shares are sold to accredited investors and up to 35 non-accredited investors within the meaning of the Securities Act pursuant to the exemption from the registration requirements of the Securities Act provided by Rule 506(b) of Regulation D promulgated under the Securities Act. The Shares will be restricted securities and may be resold only when such securities are registered under the Securities Act or exempt from registration thereunder, including via Rule 144 under the Securities Act.

It is expected that, if and when a Public Offering may occur, pursuant to Rule 144, such securities will become available for resale beginning six months following the Public Offering (subject to the limitations set forth in Rule 144), and one year following the Public Offering, without regard to the availability of current public information about the Company. The Company will be under no obligation to register, or cause the Company to register, the resale of such securities under the Securities Act. The Company does not intend to have the Shares quoted on any exchange.

An investment in the Shares involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment. Among other things, if the Company is unable complete a public offering, it is highly unlikely that the Shares will be liquid. This investment is an illiquid investment and investors should have an investment horizon of three to five years.

6. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

a) 10,000,000 shares of Class A, par value $.001, zero issued and each share is entitled to one vote. [1]

b) 10,000,000 shares of Class B, par value $.001, 8,000,000 issued and each share is entitled to ten votes.

[1] The Company is planning to issue Class A common stock shares to Convertible noteholders of Qwik Leaf, LLC and thus converting them to equity shareholders, refer to note 4.

See Independent Accountant's Review Report.

12

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Qwikleaf, Inc.
Notes to Consolidated Financial Statements (continued)
December 31, 2020

7. SBA Grant (Paycheck Protection Program)

On April 15, 2020, the Company received loan proceeds of $4,000 under the Paycheck Protection Program (the "PPP"). The PPP, which was established as part of the coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks ("applicable period") so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest, and utilities, and maintains its payroll levels as defined by the PPP. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness. The PPP loan matures five years from the date of the first disbursement of proceeds to the company (the "PPP Loan Date") and accrues interest at a fixed rate of 1%. Payments are deferred for the first six months and are payable in 54 equal consecutive monthly installments of principal and interest commencing upon the expiration of the deferral period of the PPP Loan Date. The Company used the proceeds for purposes consistent with the PPP; however, there can be no assurances that the Company will ultimately meet the conditions for the forgiveness of the loan or that management will not take actions that could cause the Company to be ineligible for the forgiveness of the loan, in whole or in part.

8. Commitments and Contingencies

Company has an operating lease agreement for facility. A summary of the lease commitments under non-cancelable operating lease at December 31, 2020, is $9,900

9. Subsequent Events

Management has evaluated subsequent events through March 31, 2021, the date on which the financial statements were available to be issued. Company has issued additional 72,650 shares of preferred stock at $1 per share. The Company expects that this Offering initiated in 2020 will close on a rolling basis commencing on or about November 1, 2021 (the "Closing") and continue thereafter for up to 180 days).

See Independent Accountant's Review Report.

13

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        (B) engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        (C) engaging in savings association or credit union activities? ☐ Yes ☑ No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Updating offering to meet new regulations.

If the rules of Regulation Crowdfunding are changed while this offering is live, we may amend the offering to be in line with the new rules. Specifically - on November 2nd 2020, the SEC announced that they voted to expand Regulation Crowdfunding limits from $1.07 million per year to $5 million per year by including Audited

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Financials. These rules took effect on March 15th, 2021. We may elect to amend our offering to include Audited Financials and adjust the Offering Maximum to $5,000,000.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://www.qwikleaf.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.
*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.
        10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:
(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;
(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and
(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.
(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

EXHIBIT A: SAMPLE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY TRUCROWD INC. (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN

FP: **truCrowd**

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES

human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	*Total Proceeds*	*Net Proceeds*
Target Offering	**6,667**	**$10,000.50**	**$9,200.46**
Maximum Amount	**356,666**	**$534,999**	**$492,199.08**

SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

The Company:

QwikLeaf, Inc.

77570 Springfield, Ste J, Palm Desert 92211 CA

1. Subscription.
    1. The undersigned ("Subscriber") hereby irrevocably subscribes for and agrees to purchase **Class A Common Stock** (singular - the "Security" or plural - the "Securities"), of:

       QwikLeaf, Inc., a **Nevada CORPORATION** (the "Company"),

       at a purchase price of **$1.50 per security** (the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Security are as set forth in **the Company's governing documents** and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

    2. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.
    3. This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.
    4. The aggregate number of Securities sold shall not exceed the Maximum Number of Units, as set in the Form C filed in relation to this offering with the SEC (the "Oversubscription Offering"). The Company may accept subscriptions until the "Termination Date" as set in the Form C filed with the SEC in relation to this offering. Providing that subscriptions equaling or exceeding the "Minimum Offering" as set forth in the Form C filed with the SEC, the Company may elect at

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

5. In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber, terms of this Subscription Agreement.

Purchase Procedure.

1. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement along with payment for the aggregate purchase price of the Securities by cash, ACH electronic transfer or wire transfer to an account designated by the Company, or by any combination of such methods.

2. Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds, check or other means approved by the Company at least two days prior to the applicable Closing Date, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the "Transfer Agent" designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

1. <u>Organization and Standing.</u> The Company is a **CORPORATION** duly formed, validly existing and in good standing under the laws of the State of **NEVADA**. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

2. <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

3. <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

4. <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

5. <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. <u>Capitalization</u>. The authorized and outstanding units securities of the Company immediately prior to the initial investment in the Securities is as set forth under "Securities being Offered" in the Offering Circular. Except as set forth in the Offering Circular, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

7. <u>Financial statements.</u> Complete copies of the Company's consolidated financial statements (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Circular. The Financial Statements are based on the books and records of the Company and fairly present in all material respects the consolidated financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

8. <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

9. <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.   <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

1. <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share		
# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

2. <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

3. <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

4. <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:
   1. To the Company;
   2. To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
   3. As part of an offering registered under the Securities Act with the SEC; or
   4. To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

5. <u>Investment Limits</u>. Subscriber represents that either:
   1. Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A) 5% of the lower of its annual income or net worth, or (B) $2,200; or
   2. Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities

FP: truCrowd   QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share

	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

6. <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

7. <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Circular. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

8. <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

9. <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

10. <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

FP: ▲ truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

5. Proxy.

(a) The Subscriber hereby appoints the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c)   A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)   The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

6.   Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made

FP: **truCrowd**

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of **NEVADA**.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT. HOWEVER, NOTHING IN THIS PARAGRAPH SHALL BE CONSTRUED TO BE APPLICABLE TO ANY ACTION ARISING UNDER THE FEDERAL SECURITIES LAWS.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS PROVISION, EACH SUBSCRIBER WILL NOT BE DEEMED TO HAVE WAIVED THE COMPANY'S

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

COMPLIANCE WITH U.S. FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

9.   <u>Notices</u>. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:

PHYSICAL: 77570 SPRINGFIELD LN, STE J, PALM DESERT 92211 CA

DIGITAL: INVESTOR@QWIKLEAF.COM

Attn: NEIL BIAFORE

If to a Subscriber:

to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   <u>Miscellaneous</u>.

1. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
2. This Subscription Agreement is not transferable or assignable by Subscriber.
3. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
4. None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.
5. In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

FP: truCrowd

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

6. The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

7. This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

8. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

9. The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

10. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

11. If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

12. No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase **the Security** of the Company. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The number of units of the Security the undersigned hereby irrevocably subscribes for is: %%UNIT_COUNT%%

QwikLeaf.com
human-less cannabis.

QwikLeaf, Inc.
7750 Springfield Ln, Ste. J
Palm Desert, 92211
(760) 905-9829

OFFERING STATEMENT

6,667 Shares of Class A Common Stock at $1.50 per Share			
	# Of Shares	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,200.46
Maximum Amount	356,666	$534,999	$492,199.08

(b)   The aggregate purchase price (based on a purchase price of $1.50 per Security) the undersigned hereby irrevocably subscribes for is: %%AMOUNT%%

(c)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

Investor Signature:

%%INVESTOR_NAME%%

(print name of owner or joint owners)

%%INVESTOR_SIGNATURES%%

Company Signature:

This Subscription is accepted on %%EXECUTION_TIME_LEGAL%%

By: QWIKLEAF, INC.

%%ISSUER_SIGNATURE%%